UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 8, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

On October 4, 2013, NewLead Holdings Ltd. (“NewLead”) issued a press release announcing that it had received a letter from the NASDAQ Listing Qualifications Staff of The NASDAQ Stock Market LLC (“NASDAQ”) notifying it about its failure to regain compliance with the $1.00 minimum bid price requirement (the “Requirement”) for continued listing on The NASDAQ Global Select Market, and that, as a result, NewLead’s securities would be subject to delisting unless it requests a hearing before the NASDAQ Hearings Panel (the “Panel”) by October 9, 2013 to present a plan to regain compliance. NewLead intends to timely request a hearing before the Panel, and, prior to any such hearing, it expects to regain compliance with the Requirement, through the implementation of the 1-to-15 reverse split of its common shares as previously announced. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer

Exhibit Index

Exhibit	Exhibit

99.1	Press Release dated October 4, 2013